Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

THE FOLLOWING INFORMATION WAS INCLUDED IN THE C&J EMPLOYEE NEWSLETTER, WHICH WAS MAILED TO ALL C&J EMPLOYEES ON NOVEMBER 5, 2014

A Message from our Chief Strategy Officer

Setting the stage for a new phase of growth

In another strong quarter that ended September 30, C&J delivered new record quarterly revenue, with an increase of 20% over last quarter’s record. This marks our third consecutive quarter to deliver double-digit percentage revenue gains quarter over quarter. We thank you for all your hard work and dedication that led to this great achievement.

This outstanding performance was driven by increased service-intensive completion activity. To meet the growing demand for our services, we deployed new equipment across our operations. Our execution was exceptional and, even with the high intensity levels requiring large volumes of sand and other materials, we did not encounter any significant job delays. We ended a record revenue quarter with a record revenue month, achieving revenue and margins in September that exceeded our monthly average for the third quarter.

We have entered a new phase in the diversification of our service offerings with the launch of a new service line, C&J Directional Services, which recently opened an operational center in Casper, Wyoming (see cover story). C&J Directional Services will offer horizontal drilling expertise, advanced equipment and consulting services to oil and gas companies, delivered with the high level of service quality C&J is known for.

We are pleased to be progressing towards closing our transaction with Nabors and we are excited about what it means for the future of our combined company. We are eager to integrate the complementary services and experienced employee base from Nabors’ completion and production services business into our operations, and we are ready to leverage the greater size, capability and resources of our new combined company to take advantage of the current market improvement and of our combined strengths.

Anticipation is high across the company as 27 integration management task force teams work hard to continue to refine the organizational structure of the combined company and ensure that our company will be optimally positioned to capture synergies, create value and maximize the benefits of the greater scale that we will gain through this transformative transaction.

With our recent announcement of the new organizational structure that will be in place once the transaction has closed, we have completed one of the major steps in the integration planning process. The new structure will fully integrate our administrative, operations, financial and support areas into a stronger, more vertically aligned and tightly woven organization.

One of the major focal points of the infrastructure planning is the development of our supply chain. As we work to optimize our supply chain, we will utilize the most cost-effective strategies to help maximize our efficiency.

On the international front, we have two coiled tubing spreads that include pumping and nitrogen capabilities mobilized at our location in Saudi Arabia. Our first job under our first international contract was completed in July. We have received positive feedback from our customer and we anticipate an increase in activity during the remainder of the year. The strong team based at our Middle East North Africa headquarters office in Dubai is making excellent progress developing future opportunities. We continue to be optimistic about the significant potential we see in this emerging market and our prospects there as we move into 2015.

We also have plans to build an operational facility in the Jebel Ali Free Zone area of Dubai. We have leased approximately 14 acres of land in the Jebel Ali Free Zone and hope to begin construction of the facility by the end of the year. Jebel Ali is the biggest port in the Middle East and also encompasses one of the world’s largest container yards. Establishing a presence at this important strategic location will help support our international operations and future global growth.

All of our success is because of our people and our competitive spirit. This is our culture. That culture is driven by your commitment to deliver excellence in every aspect of your job. That’s what we do and who we are. Excellence Delivered in supporting each other, performing our services, the treatment of our peers, our vendors, our customers and our investors. Simply put, C&J is – Excellence Delivered…Always! Each of you should be very proud of your accomplishments.

Jim Prestidge

Chief Strategy Officer

C&J Energy Services, Inc.